Exhibit 6.4

Friday, October 29, 2021

Fractional CFO Proposal between:

Radar USA Inc. (“Radar”) AND

Strategize Financial Modelling Inc. (“Strategize”)

Attention Mr Jeffrey S. Muller, CEO & President Radar USA Inc.

417 N 8TH ST.

PHILADELPHIA PENNSYLVANIA 19123Radar

1.	Introduction

Thank you for approaching Strategize Financial Modelling (“Strategize”) with the opportunity to submit this proposal to Radar. We are confident that Radar would greatly benefit from hiring Strategize to undertake the fractional CFO mandate.

Strategize recognises that Radar requires a fractional CFO resource to oversee and deliver decision support to Radar executives and its board in the following:

✓	Budgeting, forecasting and strategic planning
✓	Detailed yet high-level commentary on Radar’s financial performance.
✓	M&A due diligence to support potential acquisitions for Board approval
✓	Detailed financial modelling to underpin capital raising initiatives
✓	Roll-out of management reporting for Radar, which would drive deeper analytics on performance
✓	Schedule and distribute all materials to the Board for their periodic meetings
✓	Service as the “named CFO” for the company, and appearances as required (eg: investor calls)
✓	Manage Regulatory A audit with external assurance firm

Strategize would propose a monthly retainer to undertake the fractional CFO role at $USD 4,500 per month based on a theoretical 2 business days per week. Strategize would be open to this retainer paid in cash, or as a combination of cash and stock options in Radar Inc.

Subject to your preferred delivery timeframe, we would be able to commence the fractional CFO at your earliest convenience.

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We are confident that Strategize would be able to undertake this fractional CFO role and deliver beyond your expectations because of our strong CFO/executive skill sets, entrepreneurial acumen and extension financial modelling/corporate advisory for M&A and capital raisings. Strategize utilizes several cloud-based technology tools that greater improve the analysis, quantification and verification of business outcomes based on commercial assumptions in a timely manner.

We look forward to receiving your feedback and are happy to discuss this proposal with you further.

2.	Proposed Engagement

The Value Proposition

Strategize has extensive CFO, financial planning & analysis (FP&A) and corporate advisory experience to deliver expert decision support to Radar, its executives and board. It has close to 20 years of diverse industry experience in 8 countries, which it would leverage to support Radar in this fractional CFO position.

Strategize would deliver value to Radar in the following:

✓	Strategic, commercial, and entrepreneurial thinking to support analytics, M&A due diligence and Board reporting
✓	Extensive business network to facilitate introductions for Radar, in terms of customers, suppliers and investors
✓	Sophisticated best practice financial modelling to support budgeting/forecasting, due diligence, ad-hoc scenario analysis and business valuations
✓	Cutting-edge technological knowledge for accounting, forecasting, valuations, and business process optimisation, to improve analytics, reporting and decision support in a timelier manner
✓	Thorough auditing, corporate, regulatory, tax and IFRS reporting experience for companies in Canada, US and Australia, including a public company spin-off and associated prospectus and MD&A documentation.
✓	Detailed CFO acumen across a number of industries namely asset management, cyber, medical and e- commerce.
✓	Board experience from sitting on the board (non-executive) of a $15 million not-for-profit Toronto organisation and the fractional CFO of a TSXV-listed company.

Strategize has vast experience with the integrated Excel financial modelling software, Modano, to build modular, flexible, robust, and transparent bankable financial models for forecasting, due diligence and capital raising. The Modano software integrates seamlessly with QuickBooks Online.

Strategize has worked with several clients over the years with QuickBooks Online. It can greatly automate the accounting/bookkeeping process flow via bank feeds, transaction matching rules and integrating third party applications like Receipt Bank/Dext (invoices/bills) and FishBowl (inventory ERM).

Finally, Strategize employs financial and cash flow prediction software capabilities with the Futrli Predict software. Futrli Predict connects with QuickBooks Online to generate accurate financial predictions, and anticipate sales, profitability and cashflow generation. Whilst Strategize deploys Futrli Advisor with its clients to act as an all-in-one forecasting and reporting tool, which can generate periodic updates, reports and dashboards to executives.

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Recitals

A.	Radar has requested Strategize to submit a proposal to provide the Services to Radar subject to these potential terms of this Agreement.
B.	Strategize would agree to provide the Services to Radar on these potential terms of this Agreement

It Is Agreed

1.	DEFINITIONS AND INTERPRETATION

1.1. Defined terms

The following words, unless the context otherwise requires, have the following meanings: “Commencement Date” means the proposed commencement date set out in the Schedule;

“Confidential Information” means any information of a confidential or secret nature:

(a)	concerning the business, finances or affairs of Radar; and

(b)	concerning the business, finances or affairs of any person or company having dealings with Radar and which is obtained directly or indirectly in circumstances, in which Radar is subject to a duty of confidentiality in relation to that information, which is generated or comes to the knowledge of the Strategize during the course of or in connection with the potential provision of the Services;

“Developed Material” means all materials; QuickBooks reports and data; financial models; plans; reports; proposals; documents; information; and data stored by any means; created or developed by Strategize arising out of or in connection with the potential Services;

“Documents” includes software (including source code and object code versions), firmware, works of authorship, manuals, diagrams, graphs, charts, projections, specifications, estimates, records, documents, accounts, plans, supplier lists, price lists, customer lists, market research information, correspondence, letters, papers and materials of every description including all copies of and extracts of same;

“Fee” means the proposed monthly retainer fee set out in the Schedule; “Payment Period” means the proposed payment period set out in the Schedule; “Proprietary Material” means any products, materials, tools, processes and methodologies other than the Developed Material and which would be: (a) used by Strategize to develop the Developed Material; or (b) incorporated into or supplied as part of the Developed Material or the Services, whether owned by Strategize or a third party; and

“Services” means the proposed services set out in the Schedule;

“Term” means the potential term set out in the Schedule.

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2.	TERM

This potential Agreement would commence on the Commencement Date and would operate for the duration of the Term, unless terminated prior to the expiry of the Term. If Strategize were to continues to provide the Services beyond the Term, then the terms of this proposed Agreement would continue to apply, subject to termination according to the terms of this potential Agreement or until replaced by another written agreement between the parties.

3.	PROVISION OF SERVICES

3.1. Services

The proposed Services which Strategize would provide.

3.2. Manner of providing the proposed Services

In providing the Services Strategize would:

(a)	act with a view to promoting, advancing and improving the business conducted by Radar;

(b)	make regular reports at any intervals or on any occasions as Radar requires, and on any matters as Radar requires within the scope of the proposed Services;
(c)	provide the Services with reasonable care, skill and diligence, to the best of Strategize’s knowledge and expertise and in a safe and competent manner;
(d)	comply with any policies, working practices, requirements, rules or procedures applicable to contractors at any location where the proposed Services are being provided;
(e)	use Strategize’s best endeavours to promote and protect the interests of Radar; and

(g)	devote sufficient time, attention and resources during or outside usual Radar working hours to provide the Services.

3.3. Time Commitment

The number of Business Days that Services would be provided each week would be agreed one week in advance taking into account the following:

(a)	every reasonable effort must be made by Strategize to meet deadlines on tasks set by Radar, and to be available on specific dates where the Services are required; and

(b)	Radar would provide reasonable notice to Strategize of its requirements.

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4	DEVELOPED MATERIAL

It is agreed and understood by the parties that any Developed Material would be the property of Radar.

5.	OBLIGATIONS OF RADAR

Radar would need to:

(a) afford Strategize such access to information, records and other materials of Radar as Strategize may reasonably require to provide the Services; and (b) provide such facilities, premises and equipment as are reasonably necessary for Strategize to perform the Services.

6.	PAYMENTS

6.1. Fees

Strategize would charge a fixed monthly fee of $US 4,500 to Radar for fractional “named CFO” and corporate advisory services monthly to perform budgeting/forecasting, strategic planning, M&A due diligence, and deliver financial reporting to the Board.

This retainer fee could be reimbursed as cash, or as a combination of cash and stock options in Radar Inc. Such options would only be granted as permitted by the policies of the applicable stock exchange.

6.2. Expenses

Assuming this mandate would be occurring in Toronto, there would be no expenses expected to be incurred with performing this fractional CFO mandate.

However, if there would be travel outside of Toronto in providing the Services, then Strategize and Radar would agree ahead of time, to the reimbursement of reasonable travel and other incidental expenses to Strategize.

Such expenses would be claimed and itemised by Strategize on the invoice for the Payment Period during which the expenses were incurred by Strategize. These expenses would essentially include:

○	Airfares

○	Transportation costs i.e. car rental or taxis

○	Hotel accommodation, and

○	A $CAD 55 per diem rate to cover meals and other incidentals

7.	TERMINATION

7.1. Termination with Notice

If Strategize wishes to end the agreement, then the “termination period” consists of a minimum 3-week transition after the naming of a replacement CFO. Likewise, if Radar wishes to end the agreement without formal cause, then a 30-day transition period applies.

7.2. Accrued Rights

Termination of this Agreement would not prejudice any rights or remedies already accrued to either party under, or in respect of any breach of, this Agreement.

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SCHEDULE

Commencement Date:	Upon signature of this Agreement

Term:	Ongoing monthly until either party wishes to terminate the arrangement

Fee:	$US 4,500 per month plus GST

Payment Period:	The full balance of $US 4, 500 would be due upon signing and due on the 1st day of every month.

Scope, definition and schedule of professional services being provided by Strategize

●	Identification of Simon Selkrig as the “named CFO” for the Corporation
●	Budgeting & Forecasting (Driver-based)
●	Strategic Planning and Analysis
●	Management Reporting
●	M&A due diligence and financial modelling for potential acquisitions
●	Financial modelling decision support for capital raising initiatives
●	Cashflow prediction & weekly updates via the use of the Futrli Predict software
●	Weekly updates, KPI alerts & monthly financial reporting pack partly leveraging the Futrli Advisor software

Context of the engagement

●	This fractional CFO/advisory service would provide Radar periodic and monthly budgeting and forecasting capability, to improve profitability, grow revenues, boost margins and enhance cashflow.
●	Realize a complete management reporting regime is implemented
●	Strategic plan and valuation financial model of Radar for internal executive review, and for future M&A activities or capital raising initiatives.
●	Overseeing public reporting, Board reporting and external audit deliverables
●	Enhanced use of cloud-based tools, whether it is QuickBooks Online, Receipt Bank, Futrli or Modano, to drive efficiencies, provide better real-time analysis and decision support to improve Radar’s business
●	Supervision of the Finance Department of Radar, reporting to the CEO
●	Appearance as CFO when required, including on Investor calls and at Investor conferences

Client responsibilities for the engagement

●	Radar would provide Strategize with access to the existing financial information from QuickBooks, which it would use to form the basis of the fractional CFO and corporate advisory engagement.

●	Prior and historical financial information in QuickBooks would also be provided, which would help expedite the transition of these services to Strategize.

Initial Period

●	During this Initial Period Strategize will assist Radar by filing any required documents including, if necessary, a Personal Information Form, and Radar will conduct the usual background checks required when appointing a new senior manager.

●	Upon the formal appointment as CFO, the company will publicly announce the appointment of the new officer.

●	Upon the formal appointment as CFO, Strategize will be added to the Corporation’s Directors and Officers Insurance Policy.

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TERMS AND CONDITIONS

Confidentiality

Strategize recognises that if information were to be given to Strategize by Radar, to assist it to perform this mandate, it could be confidential and would treat it as such. Strategize would also agree to enter into a non- disclosure and confidentiality agreement with Radar, which would cover the Confidential Information as defined in Article 1.1

Disclaimer

Strategize would provide fractional CFO services on the basis that the outputs of any financial report or financial model delivered to the client, whether it be for budgeting, forecasting or M&A due diligence for business decision making, would be the sole responsibility of the client. Consequently, neither Strategize, nor any of its directors or employees would be responsible for the outputs of the model. Strategize recognises that Radar would endeavour to rely upon the models developed to make financial decisions. Hence, Strategize would recommend an audit of the model be undertaken by an independent, third-party.

IN WITNESS WHEREOF the parties have executed this Engagement Letter

Radar USA Inc.	Strategize Financial Modelling Inc.

/s/ Jeffrey S. Muller	/s/ Simon Selkrig
Per: Jeffrey S. Muller, CEO & President	Per: Simon Selkrig, President
10/29/2021	10/29/2021

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